UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

eLoyalty Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290151307

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,660,096*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,660,096*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) PN

* Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common    Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,707*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,707*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

* Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,265*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 37,265*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,265

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

* Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common           Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 118,228*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 118,228*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,296

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 66,049 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner, 37,433 shares (of which 28,020 shares are Series B Preferred stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held by Anvest, L.P. of which the reporting person is the General Partner and 14,746 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 110,475*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 110,475*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,822,543

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 30,836 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 79,639 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 110,527*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 110,527*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,822,595

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 82,243 shares (of which 60,147 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is the trustee, 22,038 shares held by a retirement trust for the benefit of the reporting person and 6,246 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 253,742*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 253,742*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,965,810

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 182,339 shares (of which 104,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 7,953 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner and 63,450 shares of director’s options which will be exercisable on 2/29/2008. The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the director’s options shares except as to the reporting person’s pecuniary interest therein. The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,878*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 21,878*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,733,946

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 17,203 shares (of which 13,412 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 3,856 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee and 819 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,163*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 20,163*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,231

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 10,092 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock and 1,691 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,928*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 30,928*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,742,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 26,774 shares (of which 18,189 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 4,154 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,735*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 8,735*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,803

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 8,735 shares (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,254*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 20,254*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,322

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 15,615 shares (of which 13,396 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 4,639 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,691*

	6.	Shared Voting Power 1,712,068**

	7.	Sole Dispositive Power 1,691*

	8.	Shared Dispositive Power 1,712,068**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,713,759

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

 *Includes 1,691 shares held in the Sheehan 2003 Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

**Includes 970,224 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 150 Field Drive, Suite 250, Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 290151307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. As such, they share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2008
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Tench Coxe
Signature

Tench Coxe
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Tench Coxe
Signature

Tench Coxe
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Tench Coxe
Signature

Tench Coxe
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - ELOYALTY CORPORATION

	Aggregate Number of				% of
Name of Originator	Shares Beneficially Owned				Total Shares
	Individual		Aggregate
Sutter Hill Ventures, A California Limited Partnership	1,660,096	Note 2			11.4%

Sutter Hill Entrepreneurs Fund (AI), L.P.	14,707	Note 3			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	37,265	Note 4			0.3%

David L. Anderson	118,228	Note 5			0.8%
			1,830,296	Note 1	12.6%
G. Leonard Baker, Jr.	110,475	Note 6			0.8%
			1,822,543	Note 1	12.5%
William H. Younger, Jr.	110,527	Note 7			0.8%
			1,822,595	Note 1	12.5%
Tench Coxe	253,742	Note 8			1.7%
			1,965,810	Note 1	13.5%
Gregory P. Sands	21,878	Note 9			0.2%
			1,733,946	Note 1	11.9%
James C. Gaither	20,163	Note 10			0.1%
			1,732,231	Note 1	11.9%
James N. White	30,928	Note 11			0.2%
			1,742,996	Note 1	12.0%
Jeffrey W. Bird	8,735	Note 12			0.1%
			1,720,803	Note 1	11.8%
David E. Sweet	20,254	Note 13			0.1%
			1,732,322	Note 1	11.9%
Andrew T. Sheehan	1,691	Note 14			0.0%
			1,713,759	Note 1	11.8%
The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304
The partnerships are organized in California. The individuals are all U.S. citizens and residents.
None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.
All of the parties are individuals or entities in the venture capital business.

Note 1: Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 2: Includes 938,952 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.
Note 3: Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.
Note 4: Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 5: Includes 66,049 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner, 37,433 shares (of which 28,020 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Anvest, L.P. of which the reporting person is the General Partner and 14,746 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 6: Includes 30,836 shares (of which 8,072 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee and 79,639 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Includes 82,243 shares (of which 60,147 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Younger Living Trust of which the reporting person is the trustee, 22,038 shares held by a retirement trust for the benefit of the reporting person and 6,246 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Includes 182,339 shares (of which 104,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 7,953 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner and 63,450 shares of director’s options which will be exercisable on 2/29/2008. The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the director’s options shares except as to the reporting person’s pecuniary interest therein. The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.

Note 9: Includes 17,203 shares (of which 13,412 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 3,856 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee and 819 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Includes 10,092 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock and 1,691 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Includes 26,774 shares (of which 18,189 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Family Trust of which the reporting person is a trustee and 4,154 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Includes 8,735 shares (of which 1,341 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 13: Includes 15,615 shares (of which 13,396 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 4,639 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 14: Includes 1,691 shares held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.